October 5, 2020

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street, N.E.

Washington, DC 20549-3720

Attention: Katherine Bagley

Re:	fuboTV Inc.
Registration Statement on Form S-1
File No. 333-243876

Acceleration Request
Requested Date:	October 7, 2020
Requested Time:	4:15 P.M. Eastern Time

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, fuboTV Inc. (the “Company”) hereby requests that the above-referenced Registration Statement on Form S-1 (File No. 333-243876) (the “Registration Statement”) be declared effective at the “Requested Date” and “Requested Time” set forth above or at such later time as the Company or its counsel may orally request via telephone call to the staff of the Division of Corporation Finance of the Securities and Exchange Commission. Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Wilson Sonsini Goodrich & Rosati, P.C., by calling Robert Day at (650) 320-4622.

* * * *

U.S. Securities and Exchange Commission

October 5, 2020

Sincerely,

FUBOTV INC.

By:	/s/ Gina Sheldon
Gina Sheldon
General Counsel

cc:	David Gandler
Simone Nardi
fuboTV Inc.

Robert Day, Esq.
Megan J. Baier, Esq.
Mark Bass, Esq.
Wilson Sonsini Goodrich & Rosati, Professional Corporation

Richard Segal, Esq.
Eric Blanchard, Esq.
Divakar Gupta, Esq.
Cooley LLP